Exhibit 99.1

GFL ENVIRONMENTAL INC. announces proposed

private offering of Senior Notes

VAUGHAN, ON. (September 21, 2021) – GFL Environmental Inc. (NYSE: GFL), (TSX: GFL) ("GFL") today announced that it is planning to commence, subject to market and other conditions, a private offering of US$250 million in aggregate principal amount of 4.000% senior notes due 2028 (the “Notes”). GFL previously issued US$500 million in aggregate principal amount of its 4.000% senior notes due 2028 (the “Existing Notes”). The Notes will be treated as “Additional Notes” under the indenture governing the Notes and as a single series with the Existing Notes under such indenture. GFL intends to use the net proceeds from the offering of the Notes (the "Notes Offering") to repay outstanding borrowings under its revolving credit facility and the remainder for general corporate purposes, including acquisitions.

The Notes being offered by GFL in the Notes Offering have not been, and will not be, registered under the Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The Notes are being offered only to qualified institutional buyers under Rule 144A and outside the United States in compliance with Regulation S under the Securities Act. In Canada, the Notes are to be offered and sold on a private placement basis in certain provinces of Canada.

This release shall not constitute an offer to sell or a solicitation of an offer to buy any security, nor shall there be any offer, solicitation or sale of any security in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful.

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of non-hazardous solid waste management, infrastructure & soil remediation and liquid waste management services through its platform of facilities throughout Canada and in 27 states in the United States. Across its organization, GFL has a workforce of more than 16,000 employees.

Forward-Looking Information

This release includes certain "forward-looking statements", including statements relating to the potential for an offering and issuance of the Notes by GFL and the use of proceeds therefrom. In some cases, but not necessarily in all cases, forward-looking statements can be identified by the use of forward looking terminology such as "plans", "targets", "expects" or "does not expect", "is expected", "an opportunity exists", "is positioned", "estimates", "intends", "assumes", "anticipates" or "does not anticipate" or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", "will" or "will be taken", "occur" or "be achieved". In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking statements. Forward-looking statements are not historical facts, nor guarantees or assurances of future performance but instead represent management's current beliefs, expectations, estimates and projections regarding future events and operating performance. Forward-looking statements are necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by GFL as of the date of this release, are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ, possibly materially, from those indicated by the forward-looking statements include, but are not limited to, the "Risk Factors" section of GFL’s annual report for the 2020 fiscal year filed on Form 20-F and GFL’s other periodic filings with the U.S. Securities and Exchange Commission and the securities commissions or similar regulatory authorities in Canada. These factors are not intended to represent a complete list of the factors that could affect GFL. However, such risk factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. You should not place undue reliance on forward-looking statements, which speak only as of the date of this release. GFL undertakes no obligation to publicly update any forward-looking statement, except as required by applicable securities laws.

For more information:

Patrick Dovigi +1 905-326-0101 pdovigi@gflenv.com